UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Phelps Dodge Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $6.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    717265102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 17 pages)

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 2 of 17 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      8,167,600
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                8,167,600
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,167,600
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 3 of 17 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      8,167,600
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                8,167,600
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,167,600
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 4 of 17 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Associates, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Anguilla, British West Indies
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      7,922,200
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                7,922,200
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,922,200
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 5 of 17 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Select Fund, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Anguilla, British West Indies
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      236,700
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                236,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            236,700
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 6 of 17 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. MultiQuant Fund, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Anguilla, British West Indies
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      -0-
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 7 of 17 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          S.A.C. Meridian Fund, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Anguilla, British West Indies
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      8,700
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                8,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,700
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 8 of 17 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investors, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      228,700
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                228,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            228,700
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 9 of 17 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investments, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Anguilla, British West Indies
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      228,700
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                228,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            228,700
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 10 of 17 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      8,396,300
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                8,396,300
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,396,300
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 11 of 17 Pages
----------------------------                        ----------------------------

The Schedule 13D filed on December 11, 2006 by S.A.C. Capital Advisors, LLC ("SAC Capital Advisors"), S.A.C. Capital Management, LLC ("SAC Capital Management"), S.A.C. Capital Associates, LLC ("SAC Capital Associates"), S.A.C. Select Fund, LLC ("SAC Select"), S.A.C. MultiQuant Fund, LLC ("SAC MultiQuant"), S.A.C. Meridian Fund, LLC ("SAC Meridian"), CR Intrinsic Investors, LLC ("CR Intrinsic Investors"), CR Intrinsic Investments, LLC ("CR Intrinsic Investments"), and Steven A. Cohen (collectively, the "Reporting Persons"), relating to the shares of common stock, par value $6.25 per share (the "Common Stock"), of Phelps Dodge Corporation, a New York corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. As the Reporting Persons no longer beneficially own, in the aggregate, greater than 5% of the shares of Common Stock outstanding, this Amendment No. 1 constitutes an "exit filing" and the Reporting Persons do not intend to file any further updates or amendments to the Schedule 13D.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the shares of Common Stock reported herein were derived from investment funds of SAC Capital Associates, SAC Select, SAC MultiQuant, SAC Meridian, and CR Intrinsic Investments. A total of approximately $556,820,000 was paid to acquire such shares, which are held in margin accounts maintained at Goldman Sachs International, Morgan Stanley & Co. and Credit Suisse Europe Limited in the ordinary course of business.


ITEM 4.         PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following immediately following the penultimate paragraph thereof:

On January 20, 2007, option contracts on 1,778,000 shares of Common Stock held by certain of the Reporting Persons, which were previously reported, expired "out-of-the-money" pursuant to their terms. The Reporting Persons' have not changed their intention to vote against the proposed FCX transaction, as previously reported.

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 12 of 17 Pages
----------------------------                        ----------------------------

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) through (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) As of the close of business on January 22, 2007, the Reporting Persons beneficially own an aggregate of 8,396,300 shares of Common Stock, representing approximately 4.1% of the shares of Common Stock outstanding. The percentages used herein are based upon the 203,988,751 shares of Common Stock reported to be outstanding as of October 20, 2006 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 24, 2006.

Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management share investment and voting power with respect to the 8,167,600 shares of Common Stock, representing approximately 4.0% of the shares of Common Stock outstanding, directly beneficially owned (which includes options to acquire 4,382,500 shares of Common Stock) by SAC Capital Associates, SAC Select, SAC MultiQuant and SAC Meridian. Accordingly, each of SAC Capital Advisors and SAC Capital Management may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC Select, SAC MultiQuant and SAC Meridian. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the 228,700 shares of Common Stock, representing approximately 0.1% of the shares of Common Stock outstanding, directly beneficially owned by CR Intrinsic Investments. Accordingly, CR Intrinsic Investors may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the shares of Common Stock directly beneficially owned by CR Intrinsic Investments. CR Intrinsic Investments is a wholly-owned subsidiary of SAC Capital Associates. Mr. Cohen controls each of SAC Capital Advisors, SAC Capital Management and CR Intrinsic Investors. Accordingly, Mr. Cohen may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the 8,396,300 shares of Common Stock, representing approximately 4.1% of the shares of Common Stock outstanding, directly beneficially owned (which includes options to acquire 4,382,500 shares of Common Stock) by SAC Capital Associates, SAC Select, SAC MultiQuant, SAC Meridian and CR Intrinsic Investors.

         (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 8,167,600 shares of Common Stock (which includes options to acquire 4,382,500 shares of Common Stock), constituting approximately 4.0% of such class of securities;

(ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 8,167,600 shares of Common Stock (which includes options to acquire 4,382,500 shares of Common Stock), constituting approximately 4.0% of such class of securities;

(iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 7,922,200 shares of Common Stock (which includes options to acquire 4,382,500 shares of Common Stock), constituting approximately 3.9% of such class of securities;

(iv) SAC Select has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 236,700 shares of Common Stock, constituting approximately 0.1% of such class of securities;

(v) SAC MultiQuant has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 0 shares of Common Stock, constituting approximately 0.0% of such class of securities;

(vi) SAC Meridian has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 8,700 shares of Common Stock, constituting approximately 0.0% of such class of securities;

(vii) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 228,700 shares of Common Stock, constituting approximately 0.1% of such class of securities;

(viii) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 228,700 shares of Common Stock, constituting approximately 0.1% of such class of securities; and

(ix) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 8,396,300 shares of Common Stock (which includes options to acquire 4,382,500 shares of Common Stock), constituting approximately 4.1% of such class of securities.

         (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the most recent filing on Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise noted, all of such transactions were effected in open market purchases through various brokerage entities.

         (e) January 20, 2007.

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 13 of 17 Pages
----------------------------                        ----------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

The second and third paragraphs of Item 6 of the Schedule 13D are hereby amended and restated as follows:

As set forth in Schedule B, which is incorporated herein by reference, certain of the Reporting Persons hold, as of the close of business on January 22, 2007, options to acquire an aggregate of 4,382,500 shares of Common Stock. Unless otherwise noted, such options were acquired on the open market. Such options are included in the beneficial ownership amounts reported on this Schedule 13D.

As set forth in Schedule C, which is incorporated herein by reference, certain of the Reporting Persons wrote call options with respect to an aggregate of 795,800 shares of Common Stock as of the close of business on January 22, 2007. Unless otherwise noted, such call option transactions were on the open market.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock that they beneficially own without reference to these contracts, the Reporting Persons currently have no long or short economic exposure to shares of Common Stock through such contracts. Such contracts would not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and would not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in any such contracts entered into in the future or that may be held from time to time by any counterparties to such contracts.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

1. Exhibit A - Joint Filing Agreement (previously filed)

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 14 of 17 Pages
----------------------------                        ----------------------------


                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

S.A.C. CAPITAL ADVISORS, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person



S.A.C. CAPITAL MANAGEMENT, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person



S.A.C. CAPITAL ASSOCIATES, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person



S.A.C. MULTIQUANT FUND, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person



S.A.C. MERIDIAN FUND, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person



S.A.C. SELECT FUND, LLC

By: /s/ Peter Nussbaum
   ---------------------------
Name:   Peter Nussbaum
Title:  Authorized Person

CR INTRINSIC INVESTORS, LLC

By: /s/ Peter Nussbaum
   ---------------------------
Name:   Peter Nussbaum
Title:  Authorized Person



CR INTRINSIC INVESTMENTS, LLC

By: /s/ Peter Nussbaum
   ---------------------------
Name:   Peter Nussbaum
Title:  Authorized Person



STEVEN A. COHEN

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 15 of 17 Pages
----------------------------                        ----------------------------

                                                                      SCHEDULE A

                                 TRADING HISTORY

                                    Quantity
                                    Purchased       Daily              Daily        Daily
Reporting Person        Date         (Sold)       Avg. Price($)      Min. Price($)  Max. Price($)

SAC Capital Associates  12/12/06     (30,000)       122.54            122.54        122.54
SAC Capital Associates   1/04/07     (75,000)       115.37            115.37        115.37
SAC MultiQuant Fund      1/04/07     (22,300)       115.58            114.92        119.66
SAC Capital Associates   1/10/07     (10,000)       117.07            117.07        117.07
SAC Capital Associates   1/19/07   1,213,500*        98.36             90.00        100.00


* Acquired pursuant to an option exercise.

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 16 of 17 Pages
----------------------------                        ----------------------------

                                                                      SCHEDULE B

                      OPTIONS HELD BY THE REPORTING PERSONS
                        TO ACQUIRE SHARES OF COMMON STOCK

The following table sets forth certain information as of the close of business on January 22, 2007 regarding options held by the Reporting Persons to acquire shares of Common Stock:

SAC Capital Associates

                 Shares
   Date of     Underlying     Exercise Price                     Purchase Price
  Purchase       Options      per Share ($)    Expiration Date   per Option ($)
-------------------------------------------------------------------------------
  11/22/06        18,000           100            04/21/07           21.70
  11/22/06        36,100           100            04/21/07           21.80
  11/22/06        17,000           100            04/21/07           21.90
  11/22/06        20,000           100            04/21/07           22.20
  11/22/06         8,400           100            04/21/07           22.30
  11/22/06        30,000           100            04/21/07           22.50
  11/22/06       250,000           100            04/21/07           22.70
  11/22/06       400,000           100            04/21/07           22.74
  11/22/06        45,500           100            04/21/07           23.00
  11/22/06        35,000           100            04/21/07           23.10
  11/22/06         1,000           100            04/21/07           23.20
  11/22/06       100,000           100            04/21/07           23.30
  11/22/06         2,400           100            04/21/07           23.70
  11/22/06           200           100            04/21/07           23.80
  11/22/06         5,000           100            04/21/07           24.00
  11/22/06         1,000           100            04/21/07           24.20
  11/22/06         6,400           100            04/21/07           24.30
  11/22/06        24,000           100            04/21/07           24.60
  11/28/06         5,000           110            04/21/07           17.90
  11/28/06         2,500           110            04/21/07           18.10
  11/28/06         1,500           110            04/21/07           18.20
  11/28/06         6,000           110            04/21/07           18.30
  11/28/06        70,000           110            04/21/07           18.50
  11/28/06       105,000           100            04/21/07           25.90
  11/28/06       517,000           100            04/21/07           26.00
  11/28/06         2,500           100            04/21/07           26.10
  11/28/06         2,500           100            04/21/07           26.30
  11/28/06       225,000           100            04/21/07           26.40
  11/29/06        10,000           110            04/21/07           17.60
  11/29/06        50,000           110            04/21/07           19.00
  11/29/06         1,000           110            04/21/07           19.20
  11/29/06        20,000           105            04/21/07           21.70
  11/29/06        30,000           105            04/21/07           21.90
  11/29/06        10,000           100            04/21/07           25.60
  11/29/06        10,000           100            04/21/07           25.70
  11/29/06        30,100           100            04/21/07           25.80
  11/29/06        27,900           100            04/21/07           25.90
  11/29/06        55,400           100            04/21/07           26.00
  11/29/06        68,300           100            04/21/07           26.10
  11/29/06         7,100           100            04/21/07           26.20
  11/30/06        60,000           110            04/21/07           19.90
  11/30/06         4,500           105            04/21/07           23.90
  11/30/06        25,000           105            04/21/07           24.00
  11/30/06        10,000           100            04/21/07           26.40
  11/30/06        24,200           100            04/21/07           26.70
  11/30/06       100,000           100            04/21/07           27.00
  11/30/06       110,000           100            04/21/07           27.20
  11/30/06       162,200           100            04/21/07           27.90
  11/30/06       217,000           100            04/21/07           28.00
  11/30/06       226,000           100            04/21/07           28.10
  11/30/06        75,000           100            04/21/07           28.19
  11/30/06       149,600           100            04/21/07           28.20
  12/01/06        10,000           110            04/21/07           19.30
  12/01/06        10,000           105            04/21/07           23.20
  12/01/06         6,400           100            04/21/07           27.10
  12/01/06       122,200           100            04/21/07           27.20
  12/01/06        10,900           100            04/21/07           27.30
  12/01/06       321,200           100            04/21/07           27.40
  12/01/06        41,100           100            04/21/07           27.50
  12/01/06        50,000           100            04/21/07           27.60
  12/04/06        12,500           100            04/21/07           26.20
  12/04/06         2,500           100            04/21/07           26.30
  12/04/06         8,400           100            04/21/07           26.40
  12/04/06         7,500           100            04/21/07           26.50
  12/04/06        24,400           100            04/21/07           26.60
  12/04/06        10,000           100            04/21/07           26.70
  12/04/06        10,000           100            04/21/07           26.80
  12/04/06         6,700           100            04/21/07           26.90
  12/05/06         4,000           110            04/21/07           19.10
  12/05/06         5,000           105            04/21/07           22.20
  12/05/06         2,500           105            04/21/07           22.30
  12/05/06         5,000           105            04/21/07           22.40
  12/05/06         2,500           105            04/21/07           22.80
  12/05/06           500           105            04/21/07           23.00
  12/05/06         2,000           100            04/21/07           26.40
  12/05/06         6,500           100            04/21/07           26.50
  12/05/06         2,800           100            04/21/07           26.60
  12/05/06        14,700           100            04/21/07           26.70
  12/05/06         1,500           100            04/21/07           26.80
  12/05/06         2,500           100            04/21/07           26.90
  12/05/06         1,400           100            04/21/07           27.00
  12/06/06       250,000           100            04/21/07           25.70
  12/06/06         2,500           100            04/21/07           26.30
  12/06/06         5,000           100            04/21/07           26.60

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 17 of 17 Pages
----------------------------                        ----------------------------

                                                                      SCHEDULE C


                  CALL OPTIONS WRITTEN BY THE REPORTING PERSONS
                     WITH RESPECT TO SHARES OF COMMON STOCK

The following table sets forth certain information as of the close of business on January 22, 2007 regarding call options written by the Reporting Persons with respect to shares of Common Stock:

SAC Capital Associates

                 Shares
   Date of     Underlying     Exercise Price                     Sale Price
   Writing       Options      per Share ($)    Expiration Date   per Option
($)
--------------------------------------------------------------------------------

   01/05/07          7,000         120       04/21/07              4.70
   01/05/07         16,800         120       04/21/07              4.80
   01/05/07         12,100         120       04/21/07              4.90
   01/05/07         14,500         120       04/21/07              5.00
   01/05/07          5,000         120       04/21/07              5.10
   01/08/07         56,000         120       04/21/07              4.90
   01/08/07         24,000         120       04/21/07              5.00
   01/11/07         22,100         120       04/21/07              4.90
   01/11/07         30,800         120       04/21/07              5.10
   01/11/07          1,000         120       04/21/07              5.20
   01/11/07         70,700         120       04/21/07              5.40
   01/11/07         22,000         120       04/21/07              5.45
   01/11/07          3,000         120       04/21/07              5.70
   01/12/07          4,200         120       04/21/07              5.10
   01/12/07         10,000         120       04/21/07              5.20
   01/12/07         15,000         120       04/21/07              5.30
   01/12/07            300         120       04/21/07              5.40
   01/12/07          1,500         120       04/21/07              5.60
   01/12/07          5,000         120       04/21/07              5.70
   01/12/07          2,500         120       04/21/07              5.80
   01/16/07         10,000         120       04/21/07              4.10
   01/16/07        250,000         120       04/21/07              4.20
   01/16/07          1,200         120       04/21/07              4.30
   01/17/07         50,000         120       04/21/07              3.50
   01/17/07         50,000         120       04/21/07              4.20
   01/17/07        111,100         120       02/17/07              1.90